EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30 2003 (1)	Year Ended December 31
		2002	2001	2000	1999 (1)	1998
	(in millions, except ratios)
Earnings

Income (Loss) Before Income Tax and Cumulative Effect of Accounting Principle Change	$(241.4)	$610.9	$762.1	$826.7	$(165.5)	$920.2
Fixed Charges	96.5	180.3	189.0	197.1	155.2	138.3

Adjusted Earnings	$(144.9)	$791.2	$951.1	$1,023.8	$(10.3)	$1,058.5

Fixed Charges

Interest and Debt Expense	$87.4	$162.4	$169.6	$181.8	$137.8	$119.9
Amortization of Deferred Debt Costs	2.4	3.3	7.1	2.4	2.4	3.3
Portion of Rents Deemed Representative of Interest	6.7	14.6	12.3	12.9	15.0	15.1

Total Fixed Charges	$96.5	$180.3	$189.0	$197.1	$155.2	$138.3

Ratio of Earnings to Fixed Charges	(1.5)	4.4	5.0	5.2	(0.1)	7.7

(1)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $241.4 million for the six months ended June 30, 2003 and $165.5 million for 1999.